Exhibit 1.05

PATENT AND TECHNOLOGY LICENSE AGREEMENT

THIS AGREEMENT is made as of this 31st day of December, 2012 (the “Effective Date”), by and between VERIFYME, INC., a Texas corporation (“LICENSOR”) and LASERLOCK TECHNOLOGIES, INC., a Nevada corporation (“LICENSEE”) (collectively the “Parties”).

W I T N E S S E T H:

WHEREAS, LICENSOR is the sole and exclusive owner of certain technology relating to local, mobile and cloud-based biometric security systems and methods of providing same identified more fully in the attached Schedule A (collectively, the “Technology”) and has the right to license certain United States Letters Patents and applications therefor identified more fully in the attached Schedule A (collectively, the “Patents”); and

WHEREAS, LICENSEE desires to acquire an exclusive license under the Technology and under the Patents, for at least an initial period, and thereafter a non-exclusive license thereunder, for use in the development and sale of the types of products listed in the attached Schedule A (the “Licensed Products”);

WHEREAS, LICENSOR has the power and authority to grant to LICENSEE such license(s).

NOW, THEREFORE, in consideration of the mutual promises and covenants herein contained, the parties hereto agree as follows:

1.	LICENSE
A1.  Exclusive License: LICENSOR hereby grants to LICENSEE, upon and subject to all the terms and conditions of this Agreement, an exclusive license under the Technology and under the Patents to make, use, and sell the systems and methods embodying the Technology and the invention(s) described in the Patents, during the Exclusive Period, in the Licensed Territory, as set forth in the attached Schedule A, with the sole exception of U.S. Patent No. 7,519,558, under which LICENSOR instead hereby grants to LICENSEE a non-exclusive license to make, use, and sell the systems and methods embodying the invention(s) described in U.S. Patent No. 7,519,558, during the Exclusive Period, in the Licensed Territory.  For the avoidance of doubt, the exclusivity granted hereunder shall also apply to LICENSOR without reservation and LICENSOR shall not, during the Exclusive Period, make, use, and sell the systems and methods embodying the Technology and the invention(s) of the Patents, including U.S. Patent No. 7,519,558, nor shall LICENSOR license U.S. Patent No. 7,519,558 to any third parties.  The Exclusive Period shall begin on the Effective Date and shall expire as set forth below:

1.  If the Royalties actually paid by LICENSEE to LICENSOR under this Agreement between the Effective Date through January 1, 2015, total at least Two Million Dollars ($2,000,000), then the Exclusive Period shall expire on January 1, 2016, and thereafter be automatically renewed at expiration for a successive one (1) year period each time the Royalties actually paid by LICENSEE to LICENSOR under this Agreement during the year prior to said expiration total at least One Million Dollars ($1,000,000).  If the Exclusive Period is not renewed upon any expiration, it shall not be later reinstated, regardless of the amount of Royalties later paid.

2.  If the Royalties actually paid by LICENSEE to LICENSOR under this Agreement between the Effective Date through January 1, 2015, total less than Two Million Dollars ($2,000,000), then the Exclusive Period shall expire on January 1, 2015.

3.  For purposes of Sections 1.A1.1 and 1.A1.2, the “Royalties actually paid by LICENSEE to LICENSOR” during a given period shall include (i) amounts paid by LICENSEE to LICENSOR, during the given period, attributable to sales of Licensed Products in accordance with Section 3B plus (ii) any amounts (“Make-Up Amounts”) paid by LICENSEE to LICENSOR, during the given period, expressly designated “Make-Up Amounts” by LICENSEE, where such Make-Up Amounts are not attributable to Payments due under Section 3.A of this Agreement or any other obligations under this Agreement.  For the avoidance of doubt, the payment of any Make-Up Amounts is at LICENSEE’s option for the purpose of extending the Exclusive Period.

4.  Make-Up Amounts are payable, at LICENSEE’s option, in:
(a) cash; or
(b) by issuing (i) a number of shares of Common Stock, par value $.001 per shares (“Shares”), of LaserLock Technologies, Inc., equal to (x) the Make Up Amount (in dollars) divided by (y) a price which equals a 10% discount to market and (ii) cashless exercise warrants to purchase an equal number of Shares exercisable at a price of Ten Cents ($0.10) per Share with a term of five (5) years

A2.  Non-Exclusive License: LICENSOR hereby grants to LICENSEE, upon and subject to all the terms and conditions of this Agreement, a nonexclusive license under the Technology and under the Patents to make, use, and sell the systems and methods embodying the Technology and the invention(s) described in the Patents, beginning immediately at expiration of the Exclusive Period and until the end of the Term, in the Licensed Territory, as set forth in the attached Schedule A.

B.  As used in the Agreement, the Patents shall mean and include the United States Letters Patents identified more fully in the attached Schedule A, along with any patents on improvements thereof.  In addition, the Patents shall mean and include the following:

1.  Any divisional, continuation, reexamination, reissue or substitute U.S. patent application that shall be based on any of the Patents; and

2.  Any patents that shall issue on any of the above-described patent applications or on any improvements thereof, and any reexaminations and reissues and extensions thereof.

C.  LICENSEE may grant sublicenses under this Agreement to the extent required to sell, license, market or otherwise commercially exploit any Licensed Products, including but not limited to sublicenses required for distribution or manufacturing channels and to any end users of the Licensed Products, subject to the written consent of LICENSOR.

D. Sale of Patents or Technology.  In the event LICENSOR sells the Technology or any of the Patents to a third party during the Exclusive Period, LICENSOR shall pay to LICENSEE the greater of (i) ten percent (10%) of the value of the net proceeds derived from such sale or (ii) an amount equal to the sum of the Payments actually paid prior to the time of such sale by LICENSEE to LICENSOR under Subsection 3.A.  For the avoidance of doubt, the sum of the Payments referred to in Subsection (ii) of this Section 1.D. excludes any Royalties paid by LICENSEE to LICENSOR.

2.	TERM
A.  This Agreement shall be effective as of the Effective Date and shall continue through a Primary Term and a Secondary Term, unless sooner terminated by the Parties pursuant to the terms of this Agreement (collectively, the Primary Term combined with the Secondary Term being the “Term”).

B.  The Primary Term shall begin on the Effective Date and expire simultaneously with the expiration of the longest-lived patent or the rejection or abandonment beyond further appeal of the last-remaining patent application comprised within the Patents, whichever occurs later.

C.  A Secondary Term shall begin immediately at expiration of the Initial Term and continue for a period of one (1) year thereafter, the Secondary Term renewing automatically for a successive one (1) year period unless terminated in writing by one of the Parties pursuant to the terms of this Agreement.

3.	COMPENSATION
A.  Payments: In consideration for the licenses granted hereunder, LICENSEE agrees to pay to LICENSOR cash and securities (collectively “Payments”) as follows:

1.  Payment 1, payable upon execution of the Agreement: The sum of One Hundred Thousand Dollars ($100,000), to be paid by issuing (i) a number of shares of Common Stock, par value $.001 per shares (“Shares”), of LaserLock Technologies, Inc., equal to (x) $100,000 divided by (y) $0.045 and (ii) cashless exercise warrants to purchase an equal number of Shares exercisable at a price of Ten Cents ($0.10) per Share with a term of five (5) years.

2.  Payment 2, payable on January 1, 2014: The sum of Four Hundred Thousand Dollars ($400,000), to be paid by issuing (i) a number of Shares equal to (x) $400,000 divided by (y) a price which equals a 10% discount to market and (ii) cashless exercise warrants to purchase an equal number of Shares exercisable at a price of Ten Cents ($0.10) per Share with a term of five (5) years.

3.  Payment 3, payable on January 1, 2015:  The sum of Four Million Five Hundred Thousand Dollars ($4,500,000), to be paid by issuing (i) a number of Shares equal to (x) $4,500,000 divided by (y) a price which equals a 10% discount to market and (ii) cashless exercise warrants to purchase an equal number of Shares exercisable at a price of Ten Cents ($0.10) per Share with a term of five (5) years.

4.  Future Payments Contingent:  LICENSEE’s payment of Payment 2 and Payment 3 of this Subsection 3.A. is contingent.  To the extent that LICENSOR does not develop and license to LICENSEE, at a time subsequent to Payment 1, further technology and/or a further patent right related to the local, mobile and cloud based biometric security systems, then any payments not already paid, will not longer by due to LICENSOR hereunder, this nonperformance being a likelihood, more likely than not.

5.  The Payments set forth in this Subsection 3.A. are in addition to any Royalties payable pursuant to Subsection 3.B. and Schedule A, and do not apply towards the Royalties paid requirement necessary to extend and/or renew the Exclusive Period pursuant to Subsection 1.A1.

B.  Royalty:  In further consideration for the licenses granted hereunder, LICENSEE agrees to pay to LICENSOR during the Term of the Agreement, on an installment basis, the royalty recited in Schedule A (Royalty), namely, (i) an amount (the “Net Royalty”) equal to (w) LICENSEE’s Net Sales of Licensed Products during the relevant period multiplied by (x) the Net Royalty Rate recited in Schedule A, or (ii) an amount (the “Gross Royalty”) equal to (y) LICENSEE’s Gross Sales of Licensed products during the relevant period multiplied by (z) the Gross Royalty Rate recited in Schedule A, whichever (of the Net Royalty or Gross Royalty) is greater.

1.  Only one Royalty shall be paid hereunder as to Licensed Product whether or not it is covered by the Technology, a single patent or multiple patents of the Patents.

2.  The Royalty owed LICENSOR shall be calculated on a semiannual calendar basis (Royalty Period) and shall be payable no later than 30 days after the termination of the preceding full semiannual period, i.e., commencing on January 1 and June 15, except that the first and last calendar periods may be “short,” depending on the effective date of this Agreement.

3.  Notwithstanding the provisions of Subsection 3.B.2., payment of all Royalties accruing from the Effective Date until December 31, 2013, shall be deferred until January 1, 2014.  Such accrued Royalties shall become payable immediately on January 1, 2014.

C.  For each Royalty Period, LICENSEE shall provide LICENSOR with a written Royalty statement in a form acceptable to LICENSOR.  Such Royalty statement shall be certified as accurate by a duly authorized officer of LICENSEE reciting, on a country-by-country basis, the stock number, item, units sold, description, quantity shipped, gross invoice, amount billed customers less discounts, allowances, returns, and reportable sales for each Licensed Product.  Such statements shall be furnished to LICENSOR regardless of whether any Licensed Products were sold during the Royalty Period or whether any actual Royalty was owed.

D.  “Net Sales” shall mean LICENSEE’s gross sales (the gross invoice amount billed customers) of Licensed Products, less excise taxes, discounts, and allowances actually shown on the invoice (except cash discounts that are not deductible in the calculation of Royalty) and, further, less any bona fide returns (net of all returns actually made or allowed as supported by credit memoranda actually issued to the customers) up to the amount of the actual sales of the Licensed Products during the Royalty Period.  No other costs incurred in the manufacturing, selling, advertising, and distribution of the Licensed Products shall be deducted nor shall any deduction be allowed for any uncollectible accounts or allowances.

E.  A Royalty obligation shall accrue upon the sale of the Licensed Products regardless of the time of collection by LICENSEE.  A Licensed Product shall be considered “sold” when such Licensed Product is billed, invoiced, shipped, or paid for, whichever occurs first.

F.  If LICENSEE sells any Licensed Products to any affiliated or related party at a price less than the regular price charged to other parties, the Royalty shall be computed at the regular price.

G.  The receipt or acceptance by LICENSOR of any Royalty statement or payment shall not prevent LICENSOR from subsequently challenging the validity or accuracy of such statement or payment.

H.  Upon expiration or termination of this Agreement, all Royalty obligations, including the Guaranteed Minimum Royalty, shall be accelerated and shall immediately become due and payable.

I.  All payments due LICENSOR shall be made in United States currency by check drawn on a U.S. bank, unless otherwise specified by LICENSOR.

J.  In the event that currency regulations of a country in which sales are made prohibit the deposit or payment of Royalties to LICENSOR or its nominee, no Royalty payment shall accrue or be due and payable by LICENSEE with respect to such sales for so long as such restrictions prevail.

K.  Late payments shall incur interest at One Percent (1.0%) per month from the date such payments were originally due, or at the maximum rate of interest allowable by the State of Texas, whichever is lower, provided that any payments in excess of the maximum rate allowable by the State of Texas will be automatically considered as advance payments against future Royalties.

4.	RECORD INSPECTION AND AUDIT
A.  LICENSOR shall have the right, upon reasonable notice, to inspect LICENSEE’s books and records and all other documents and material in LICENSEE’s possession or control with respect to the subject matter of this Agreement.  LICENSOR shall have free and full access thereto for such purposes and may make copies thereof.  In no event shall LICENSOR have the right to examine information with respect to LICENSEE’s costs, pricing formulas, or percentages of markup.  LICENSEE shall impose similar obligations on its sublicensees for the benefit of itself and of LICENSOR.

B.  In the event that such inspection reveals an underpayment by LICENSEE of the actual Royalty owed LICENSOR, LICENSEE shall pay the difference, plus interest calculated at the rate of One Percent (1.0%) per month, or at the maximum rate of interest allowable by the State of Texas, whichever is lower, provided that any payments in excess of the maximum rate allowable by the State of Texas will be automatically considered as advance payments against future underpayments.  If such underpayment is in excess of Five Thousand Dollars ($5,000) for any Royalty Period, LICENSEE shall also reimburse LICENSOR for the cost of such inspection.

C.  All books and records relative to LICENSEE’s obligations hereunder shall be maintained and made accessible to LICENSOR for inspection at a location in the United States for at least five years after termination of this Agreement.

5.	INTELLECTUAL PROPERTY PROTECTION
All patent applications comprised within the Patents shall be prosecuted to issuance or final rejection by LICENSOR at LICENSOR’s reasonable cost and expense.  Any taxes, annuities, working fees, maintenance fees, and/or renewal and extension charges with respect to each patent application and patent subject to this Agreement shall be paid by LICENSOR.

6.	WARRANTIES AND OBLIGATIONS
A.  LICENSOR represents and warrants that, to the best of its knowledge and belief, it has the right and power to grant the licenses granted herein; that there are no other agreements with any other party in conflict with such grant; and that it knows of no prior art that would invalidate the Patents.

B.  LICENSOR further represents and warrants that, to the best of its knowledge and belief, LICENSEE’s contemplated use of the Patents as represented to LICENSOR does not infringe any valid rights of any third party, and that there are no actions for infringement against LICENSOR with respect to the Patents.

C.  LICENSOR EXPRESSLY DISCLAIMS ANY AND ALL WARRANTIES CONCERNING THE PATENTS AND THE TECHNOLOGY, INCLUDING ANY WARRANTIES OF MERCHANTABILITY AND/OR FITNESS FOR ANY PARTICULAR PURPOSE, AND WARRANTIES OF PERFORMANCE, AND ANY WARRANTY THAT MIGHT OTHERWISE ARISE FROM COURSE OF DEALING OR USAGE OF TRADE. NO WARRANTY IS EITHER EXPRESS OR IMPLIED WITH RESPECT TO THE USE OF THE PATENTS AND THE TECHNOLOGY. Under no circumstances shall LICENSOR be liable for incidental, special, indirect, direct or consequential damages or loss of profits, interruption of business, or related expenses which may arise from use of the Patents or the Technology, including but not limited to those resulting from defects in the Patents or the Technology of any kind

D.  LICENSEE acknowledges and agrees that the Patents and Technology are licensed “AS IS”.

E.  LICENSEE acknowledges and agrees to use its reasonable best efforts to use the Patent and Technology licensed herein in accordance with applicable laws, customary good business practices, and in a manner consistent with the use of the patents and technology owned by LICENCEE.

F.  LICENSEE shall be solely responsible for the manufacture, production, sale, and distribution of the Licensed Products and will bear all costs associated therewith.

G.  In the event that LICENSOR shall develop any improvement to the apparatus claimed in the Patents, and later incorporate it into an improved or modified product by LICENSEE, such improved product shall be subject to the payment of a Royalty. All improvement made by the LICENSEE shall be promptly disclosed to LICENSOR and shall hereinafter become the property of LICENSOR. LICENSEE hereby agrees to execute any and all documents necessary to perfect LICENSOR’s rights in such improvements.

7.	MARKING AND SAMPLES
A.  LICENSEE shall, and agrees to require its sublicensees to, fully comply with the patent marking provisions of the intellectual property laws of the applicable countries in the Licensed Territory.

B.  At least once during each calendar year, LICENSEE shall submit to LICENSOR two samples of each of the Licensed Products.

8.	TERMINATION
The following termination rights are in addition to the termination rights that may be provided elsewhere in the Agreement:

A.  Immediate Right of Termination.  LICENSOR shall have the right to immediately terminate this Agreement by giving written notice to LICENSEE in the event that LICENSEE does any of the following:

1. Fails to obtain or maintain product liability insurance in the amount and of the type provided for herein;

2. Files a petition in bankruptcy or is adjudicated a bankrupt or insolvent, or makes an assignment for the benefit of creditors or an arrangement pursuant to any bankruptcy law, or if the LICENSEE discontinues or dissolves its business or if a receiver is appointed for LICENSEE or for LICENSEE’s business and such receiver is not discharged within thirty (30) days;

3. Fails to commence the shipment of Licensed Products within eighteen (18) months from the Effective Date of this Agreement; or

4. Upon the commencement of sale of Licensed Products, fails to sell any Licensed Products for three (3) or more consecutive Royalty Periods.

B.  Right to Terminate Upon Notice.  Either party may terminate this Agreement upon thirty (30) days’ written notice to the other party in the event of a breach of any provision of this Agreement by the other party, provided that, during the thirty-day period, the breaching party fails to cure such breach.

C.  LICENSEE Right to Terminate.  LICENSEE shall have the right to terminate this Agreement at any time upon sixty (60) days’ written notice to LICENSOR, such termination to become effective at the conclusion of such sixty-day period.

9.	POST TERMINATION RIGHTS
Upon expiration or termination of this Agreement, LICENSEE shall thereafter immediately, except for reason of termination because of expiration or a declaration of patent invalidity, cease all further use of the Patents and all rights granted to LICENSEE or its sublicensees under this Agreement shall forthwith terminate and immediately revert to LICENSOR.

10.	INFRINGEMENTS
A.  LICENSOR shall have the sole and exclusive right, in its discretion, to institute and prosecute lawsuits against third persons for infringement of the rights licensed in this Agreement.  All sums recovered in any such lawsuits, whether by judgment, settlement or otherwise, in excess of the amount of reasonable attorneys’ fees and other out of pocket expenses of such suit, shall be retained solely by LICENSOR.

B.  LICENSEE agrees to fully cooperate with LICENSOR in the prosecution of any such suit against a third party and shall execute all papers, testify on all matters, and otherwise cooperate in every way necessary and desirable for the prosecution of any such lawsuit.  The LICENSOR shall reimburse the LICENSEE for any expenses incurred as a result of such cooperation.

11.	CONFIDENTIALITY
A.  “Confidential Information” shall mean any confidential technical data, trade secret, know-how or other confidential information disclosed by any party hereunder in writing, orally, or by drawing or other form and which shall be marked by the disclosing party as “Confidential” or “Proprietary.” If such information is disclosed orally, or through demonstration, in order to be deemed Confidential Information, it must be specifically designated as being of a confidential nature at the time of disclosure and reduced in writing and delivered to the receiving party within thirty (30) days of such disclosure.

B.  Notwithstanding the foregoing, Confidential Information shall not include information which: (i) is known to the receiving party at the time of disclosure or becomes known to the receiving party without breach of this Agreement; (ii) is or becomes publicly known through no wrongful act of the receiving party or any subsidiary of the receiving party; (iii) is rightfully received from a third party without restriction on disclosure; (iv) is independently developed by the receiving party or any of its subsidiary; (v) is furnished to any third party by the disclosing party without restriction on its disclosure; (vi) is approved for release upon a prior written consent of the disclosing party; (vii) is disclosed pursuant to judicial order, requirement of a governmental agency or by operation of law.

C.  The receiving party agrees that it will not disclose any Confidential Information to any third party and will not use Confidential Information of the disclosing party for any purpose other than for the performance of the rights and obligations hereunder during the term of this Agreement and for a period of five (5) years thereafter, without the prior written consent of the disclosing party. The receiving party further agrees that Confidential Information shall remain the sole property of the disclosing party and that it will take all reasonable precautions to prevent any unauthorized disclosure of Confidential Information by its employees. No license shall be granted by the disclosing party to the receiving party with respect to Confidential Information disclosed hereunder unless otherwise expressly provided herein.

D.  Upon the request of the disclosing party, the receiving party will promptly return all Confidential Information furnished hereunder and all copies thereof.

E.  The Parties agree that all publicity and public announcements concerning the formation and existence of this Agreement shall be jointly planned and coordinated by and among the Parties. Neither party shall disclose any of the specific terms of this Agreement to any third party without the prior written consent of the other party, which consent shall not be withheld unreasonably. Notwithstanding the foregoing, any party may disclose information concerning this Agreement as required by the rules, orders, regulations, subpoenas or directives of a court, government or governmental agency, after giving prior notice to the other party.

F.  If a party breaches any of its obligations with respect to confidentiality and unauthorized use of Confidential Information hereunder, the non-breaching party shall be entitled to equitable relief to protect its interest therein, including but not limited to injunctive relief, as well as money damages notwithstanding anything to the contrary contained herein.

G.  Except as otherwise set forth in this Agreement, neither party will make any public statement, press release or other announcement relating to the terms of or existence of this Agreement without the prior written approval of the other.

12.	INDEMNITY
A.  LICENSEE agrees to defend, indemnify and hold LICENSOR and its officers, directors, agents, and employees, harmless against all costs, expenses, and losses (including reasonable attorney fees and costs) incurred through claims of third parties against LICENSOR based on the manufacture or sale of the Licensed Products including, but not limited to, actions founded on product liability.

B.  LICENSOR agrees to defend, indemnify and hold LICENSEE and its officers, directors, agents, sublicensees, employees, and customers, harmless against all costs, expenses, and losses (including reasonable attorney fees and costs) incurred through claims of third parties against LICENSEE based on a breach by LICENSOR of any representation and warranty made in this Agreement, provided, however, any provision herein to the contrary notwithstanding, the maximum liability of LICENSOR to any person, firm or corporation whatsoever arising out of or in the connection with any sale, license, use or other employment of the Patents and the Technology licensed to LICENSEE hereunder, whether such liability arises from any claim based on breach or repudiation of contract, warranty, tort or otherwise, shall in no case exceed the actual amounts paid to LICENSOR by LICENSEE under this Agreement. The essential purpose of this provision is to limit the potential liability of LICENSOR arising out of this Agreement. The parties acknowledge that the limitations set forth in this Section are integral to the amount of consideration levied in connection with the license of the Patents and the Technology and any services rendered hereunder and that, were LICENSOR to assume any further liability other than as set forth herein, such consideration would of necessity be set substantially higher.

C.  The provisions of Subsection 12.B. notwithstanding, unless LICENSEE uses the Patents and Technology licensed hereunder in accordance with this Agreement, and until such time as LICENSEE has commenced the sale of Licensed Products pursuant to this Agreement, LICENSOR shall have no obligation to defend, indemnify or hold harmless LICENSEE and its officers, directors, agents, sublicensees, employees, and customers, against any costs, expenses, and losses (including reasonable attorney fees and costs) incurred through claims of third parties against LICENSEE arising out of or in the connection with this Agreement or with any sale, license, use or other employment of the Patents and the Technology licensed to LICENSEE hereunder.

13.	INSURANCE
LICENSEE shall, throughout the Term of the Agreement, obtain and maintain at its own cost and expense from a qualified insurance company licensed to do business in Texas and having a Moody’s rating of B+ or better, standard Product Liability Insurance naming LICENSOR, and its officers, directors, employees, agents, and shareholders, as an additional insured.  Such policy shall provide protection against all claims, demands, and causes of action arising out of any defects or failure to perform, alleged or otherwise, of the Licensed Products or any material used in connection therewith or any use thereof.  The amount of coverage shall be as specified in Schedule A attached hereto.  The policy shall provide for thirty (30) days’ notice to LICENSOR from the insurer by registered or certified mail, return receipt requested, in the event of any modification, cancellation, or termination thereof.  LICENSEE agrees to furnish LICENSOR a certificate of insurance evidencing same within thirty (30) days after execution of this Agreement and, in no event, shall LICENSEE manufacture, distribute, or sell the Licensed Products prior to receipt by LICENSOR of such evidence of insurance.

14.	NOTICE AND PAYMENT
A.  Any notice required to be given under this Agreement shall be in writing and delivered personally to the other designated party at the above-stated address or mailed by certified, registered or Express mail, return receipt requested or by Federal Express.

B. Either party may change the address to which notice or payment is to be sent by written notice to the other under any provision of this paragraph.

15.	JURISDICTION/DISPUTES
This Agreement shall be governed in accordance with the laws of the State of Texas.  All disputes under this Agreement shall be resolved by litigation in the courts in Morris County in the State of Texas including the federal courts therein and the Parties all consent to the jurisdiction of such courts, agree to accept service of process by mail, and hereby waive any jurisdictional or venue defenses otherwise available to it.  With respect to litigation in the federal courts where multiple districts within the State of Texas have jurisdiction, the Parties agree to jurisdiction in the Eastern District of Texas.

16.	AGREEMENT BINDING ON SUCCESSORS
The provisions of the Agreement shall be binding upon and shall inure to the benefit of the Parties hereto, their heirs, administrators, successors and assigns.

17.	ASSIGNABILITY
Neither party may assign this Agreement or the rights and obligations thereunder to any third party without the prior express written approval of the other party which shall not be unreasonably withheld.

18.	WAIVER
No waiver by either party of any default shall be deemed as a waiver of prior or subsequent default of the same or other provisions of this Agreement.

19.	SEVERABILITY
If any term, clause or provision hereof is held invalid or unenforceable by a court of competent jurisdiction, such invalidity shall not affect the validity or operation of any other term, clause or provision and such invalid term, clause or provision shall be deemed to be severed from the Agreement.

20.	INTEGRATION
This Agreement constitutes the entire understanding of the Parties, and revokes and supersedes all prior agreements between the Parties and is intended as a final expression of their Agreement.  It shall not be modified or amended except in writing signed by the Parties hereto and specifically referring to this Agreement.  This Agreement shall take precedence over any other documents which may conflict with this Agreement.

21.	COUNTERPARTS AND FACSIMILE SIGNATURES
This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement. Facsimile execution and delivery of this Agreement by any of the Parties shall be legal, valid and binding execution and delivery of such document for all purposes.

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IN WITNESS WHEREOF, the Parties hereto, intending to be legally bound hereby, have each caused to be affixed hereto its or his/her hand and seal the day indicated.

VERIFYME, INC.	LASERLOCK TECHNOLOGIES, INC.

By: /s/ Claudio Ballard	By: /s/ Norman Gardner
Title: President	Title: CEO
Date: December 31, 2012	Date: December 31, 2012